Putnam Global Income Trust, October 31, 2007 annual report

Shareholder Meeting Results
(Unaudited)

May 15, 2007 Meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for		Votes against		Abstentions
6,757,609		208,974		205,579

All tabulations are rounded to the nearest whole number.